KANE KESSLER, P.C.
1350 Avenue of the Americas, 26th Floor New York, New York 10019
(212) 519-5109 pcampitiello@kanekessler.com

December 4, 2015

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attn:	Emily Drazan,

Staff Attorney

Re:	BioHiTech Global, Inc.

Amendment No. 1 to Form 8-K

Filed October 5, 2015

File No. 001-36843

Comment Letter dated October 27, 2015

Dear Ms. Drazan:

As you may recall, this firm is counsel to BioHiTech Global, Inc., a Delaware corporation (the “Registrant”). In accordance with our recent conversation, the Registrant hereby requests an additional extension until December 11, 2015 to respond to the comments of the Commission in its letter dated October 27, 2015 (the “Comment Letter”).

As we have been advised by the Registrant, the reason for the additional request is due to the following:

•         As disclosed in a Current Report on Form 8-K filed by the Registrant on November 3, 2015, Brian Essman was appointed the Registrant’s Chief Financial Officer.

•         As disclosed under Part 1, Item 4 – “Controls and Procedures” of the Registrant’s most recent Form 10-Q, the Registrant’s controls and procedures were not effective as of the end of the period covered by that report. As a result of the Registrant’s ineffective internal control environment and limited financial staff, significant alternative procedures were required to comply with the Registrant’s reports filing requirements. These alternative procedures and the lack of staff prohibited the Registrant from addressing the Comment Letter from the SEC in an initial, timely manner.

U.S. Securities and Exchange Commission

December 4, 2015

•         Subsequent to the filing of the Form 10-Q, the Registrant was able to direct its focus to addressing the Comment Letter. Specifically, completion of our response in a timely manner was limited by:

1.                  Several of the questions related to transactions that were initiated prior to 2013, a period that pre-dates the tenure of both the CFO and Controller, as well as the Registrant’s other financial staff of the Registrant.

2.                  The Registrant’s current Independent Registered Public Accounting Firm, while involved with audits of the Registrant’s subsidiary for 2013 and 2014, were not engaged by the Registrant until 2015 in connection with the transaction that gave rise to the Registrant Form 8-K relating to the reverse merger. Prior to such appointment another accounting firm provided review level services.

3.                  Prior to the appointment of Essman as CFO, the Registrant utilized the services of a “consultant CFO” whose practice is focused on providing part time CFO level services to a wide range of clients. This consultant was out of the country and unavailable from November 9, 2015 until November 30, 2015

4.                  As a result of 1, 2, and 3, above, research to address some of the questions was delayed.

•         The Registrant has since completed its initial responses which currently are being considered and / or reviewed by the Registrant’s counsel and independent accountants. Upon competition of this process the Registrant intends to file an amended Form 8-K to address the items caused in the Comment Letter by the Commission and to provide a response to questions not requiring changes to the Form 8-K by the date requested for such extension.

Should you require anything further regarding this or any other matter, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Kane Kessler, P.C.

Kane Kessler, P.C.